

December 11, 2013

Via E-mail
David E. Snyder
Chief Financial Officer, Treasurer, and Secretary
KBS Strategic Opportunity REIT II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

  Re: **KBS Strategic Opportunity REIT II, Inc.**
     Registration Statement on Form S-11
     Filed November 14, 2013
     File No. 333-192331

Dear Mr. Snyder:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of

Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

7.   We note your analysis on pages 16-17, on pages 33-34 in the risk factors section, and again on pages 110-113 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer you response to the Division of Investment Management for further review.

8.   We note your disclosure beginning on page 115 regarding the market outlook. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Cover Page of Prospectus

9.   Please confirm that your cover page will not exceed one page.

10.   Please revise your third bullet point risk factor to state that you are not required to ever provide liquidity.

11.   We note that there are some restrictions on the transferability of your common stock. Please revise the fourth bullet point risk factor to include a brief statement that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11.

What is KBS Strategic Opportunity REIT II, Inc.?, page 1

12.   Please revise to clarify the meaning of the term "opportunistic real estate" in connection with the description of your intended investment activities. We note your definition of the term on page 103.

13.   We note that you intend to invest in real estate-related assets and opportunistic real estate located in the United States and Europe. Please revise to clarify the portion of your portfolio that you anticipate will be comprised of U.S. real estate-related investments and the portion that you anticipate will be comprised of European investments.

What are the fees that you will pay to the advisor . . ., page 9

14.   We note that you reimburse your advisor for organization and offering costs it incurs on your behalf. Please revise to disclose the amount of organization and offering costs it has incurred on your behalf to date.

15.   We note your description of estimated fees and expenses assuming the "maximum target leverage such that our total liabilities do not exceed 60% of the cost of our tangible assets" and well as your references to "maximum target leverage" throughout the prospectus. We also note your disclosure on page 6 that the maximum leverage permitted by your charter is 75% of the cost of your tangible assets. Please revise to omit the references to "maximum target leverage" or otherwise clarify how it is different than your target leverage and explain your ability to exceed your "maximum target leverage."

How will you use the proceeds raised in this offering?, page 17

16.   Please revise your footnote disclosure on page 18 to clarify that the table assumes no debt financing.

Risk Factors, page 24

17.   Please revise to include risk factor disclosure, if true, relating to your advisor's lack of experience in investing in real estate and real estate-related investments in Europe. We note your disclosures in the Prior Performance Summary section indicating that all properties acquired by KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, and KBS REIT III, were located in the United States.

Conflicts Committee, page 68

18.   We note your disclosure on page 68 that the conflicts committee discharges the board's responsibilities relating to the compensation of your executives. We also note that you do not directly compensate your executive officers. Please revise or advise.

The Advisory Agreement, page 74

19.   We note your disclosure on page 75 that you will reimburse your advisor for amounts it pays in connection with the selection, acquisition or origination of an investment, whether or not the company ultimately acquires or originates the investment. As applicable, please include a risk factor addressing this situation. In addition, please briefly revise your disclosure to explain under what scenarios you would not acquire or originate the investment, yet still reimburse your advisor for payments made in connection with the investment.

Management Compensation, page 82

20.   In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to management fees, any subordinated participation and reimbursements.

Investments in Real Property, page 103

21.   Please expand upon your disclosure to clarify whether your charter limits or restricts the amount you may invest in investments in real property, investments in real estate-related debt securities, or investments in equity securities. We note your disclosure on page 102-103 concerning the lack of such limitations on investments in real estate-related loans. In addition, and to the extent possible, please clarify the portion of your portfolio that you anticipate will be real estate-related loans, opportunistic real estate, real estate-related debt securities, and investments in equity securities.

22.   We note your disclosure that you may invest in undeveloped residential lots. Please clarify whether you will pay your advisor any specific fees in relation to the development of such lots. We note your disclosure on page 11 that development costs, including relevant fees, are used in the calculation of the asset management fee.

Investment Decisions and Asset Management . . ., page 105

23.   We note that your advisor "has the authority to make all of the decisions regarding our investments," subject to the direction and oversight of the conflicts committee. Please expand upon your disclosure to explain in more detail how the conflicts committee will provide such direction and oversight with regards to your advisor's investment decisions.

Financing Strategy and Policies, page 107

24.   We note that you expect to finance the acquisition and origination of investments with repurchase agreements, warehouse credit facilities, and various types of securitizations. To the extent that the relevant terms of such financing lines are known, although not finalized, please provide such terms including amounts available to you, interest rates

related to such revolving lines of credit, maturity dates, collateral requirements (if any), and other material terms that you believe to be beneficial.

25.   We note your disclosure on pages 107-108 that you will provide an explanation to shareholders explaining the justification for any borrowing in excess of 75% the cost of your tangible assets. Please provide examples of when the conflicts committee might determine that such borrowing is justified.

Liquidity and Capital Resources, page 115

26.   We note your disclosure that there is no limit on the organization and offering expenses that you may incur in connection with your private offering. Please expand your disclosure to state the amount of organization and offering expenses incurred to date in connection with your private offering. In addition, please disclose the number of shares of common stock sold and gross offering proceeds to date in the private offering. We note your disclosure concerning the "status of the offering" on page F-14. Please clarify whether this disclosure relates to the private offering.

Prior Performance Summary, page 123

27.   Please cross-reference the prior performance tables. Refer to Item 8.A.1 of Industry Guide 5.

28.   Please revise your disclosure to include any material adverse business developments or conditions experienced by KBS REIT II, KBS Strategic Opportunity REIT, KBS Real Estate Investment Trust III, and KBS Legacy Partners Apartment REIT, or advise.

Index to Consolidated Balance Sheet and Prior Performance Tables, F-1

Consolidated Balance Sheet, page F-3

29.   Please revise to update your financial statements in accordance with Rule 8-03 of Regulation S-X.

Notes to Consolidated Balance Sheet, page F-4

Note 2 - Summary of Significant Accounting Policies, page F-4

Organizational and Offering Costs, page F-11

30.   Please revise to include your accounting policy for organization and offering costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.   In addition, please disclose the amount of organizational and offering costs incurred to date. If any material amounts were incurred

subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Appendix D

Prior Performance Tables, page P-1

Table III, page P-6

31.   Please clarify how your total distributions on a GAAP basis agrees to the information disclosed within the annual reports on Form 10-K for your public programs.   For example, on page 55 of the Form 10-K for KBS Real Estate Investment Trust II, Inc. (KBS REIT II) total distributions for FY 2012 were $124 million or $0.65 distributions declared per share assuming shares were issued and outstanding each day during the periods presented.   On page P-9, you've disclosed that KBS REIT II had total distribution on GAAP basis of $65.   Please reconcile the distribution information presented.

Item 36. Financial Statements and Exhibits, page II-2

32.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

33.   We note that the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Attorney-Advisor, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Laura Sirianni, Esq.
        DLA Piper LLP